Filer:  CGI Group Inc.
                                           Subject Company: IMRglobal Corp.
                                           Commission File No.: 1-14858

                      This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.

Forward-Looking Information

     During the course of this presentation, we may make forward-looking statements regarding future events or the future financial performance. We wish to inform you that actual events or results may differ materially. We disclaim any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Market Overview - IT  Services Sector

Strong Growth

-    19% CAGR 2000-2004*
     -    CGI projects 5-10% in 2001
-    Clients outsource in order to:
     -   Focus on core competencies
     -   Achieve technology leadership  -  Mission critical strategic role of IT
     -   Reduce costs
     -   Hasten time to market

*  Source Gartner Group

Key Trends - IT Outsourcing

US $ Billions                   Potential annual IT
                                outsourcing market

U.S.                                   $713
Europe                                 $661
Canada                                  $37

* Source IDC, December 2000 (Excludes hardware, software and all IT spending already outsourced by organizations)

Business Processing
ACTIVITIES

-    One of fastest growing segments  [PIC]
-    Projected growth of 30% annually*

*  Source:  IDC

Market Overview - IT Services Sector

-    Clients' IT provider selection criteria:
     -    Vertical market knowledge
     -    High end consulting
     -    End-to-end IT services
     -    Critical mass
     -    Quality
     -    Cost competitiveness - particularly during economic slowdown

Well Positioned

- Increased critical mass positions CGI as significant player in large IT outsourcing market in the US
-    Strong cross selling opportunities in the US and Europe
     -    Little  overlap  of  client  lists
     -    Global 2000 clients
- Strengthened expertise in vertical markets, notably financial services and fast growing healthcare industry in the US

Well Positioned

-    Low cost remote delivery model
     -    Major capabilities for applications development and maintenance
     -    Will leverage Canadian data centres for full IT outsourcing in the US
- Quality methodology - ISO 9001 certified throughout CGI and SEI CMM level 4 in India
-    Strong management and IT professionals

CGI-IMR:  A North American Player...

[PIC]   -  Map of locations
           ----------------

        [Canadian Locations:

        o       Calgary
        o       Charlottetown
        o       Edmonton
        o       Fredericton
        o       Halifax
        o       Montreal
        o       Ottawa
        o       Quebec City
        o       Regina
        o       Saguenay
        o       Saint John
        o       Toronto
        o       Vancouver
        o       Winnipeg]

        [U.S. Locations:

        o       Albany                    o       Jacksonville
        o       Atlanta                   o       Kansas City
        o       Boston                    o       Los Angeles
        o       Chicago                   o       Lincoln, NE
        o       Cincinnati                o       Minneapolis
        o       Clearwater                o       Nashville
        o       Cleveland                 o       New York
        o       Dallas                    o       San Francisco
        o       Denver                    o       Seattle
        o       Detroit                   o       Washington, DC]
        o       Houston

 ... With a Global Reach

- Close to 13,000 employees in more than 60 offices in 24 countries, serving more than 3,000 clients

[PIC]   -  Map of locations
           ----------------

        [International Locations:

        o       Australia
        o       Brazil
        o       Canada
        o       Colombia
        o       France
        o       Germany
        o       India
        o       Ireland
        o       Japan
        o       Mexico
        o       Portugal
        o       Saudi Arabia
        o       Scandinavian Countries
        o       Spain
        o       Tunisia
        o       Uruguay
        o       United Kingdom
        o       United States]

Critical Mass

Number of Employees

     [CHART]

       [('000s of employees)

         13.0 - CGI - Post Merger
         20.0 - ACS
          9.0 - AMSY
         60.0 - CSC
        121.0 - EDS
          7.5 - PER]

CGI Profile

- Largest independent IT services provider in Canada; among the largest in North America
-    Tier 1, 2 and 3 IT services
-    Fiscal 2000 revenue: US$957 million
-    Backlog generator
     -    Order backlog: US$4.6 billion (CDN$7 billion)
-    10,000 employees & 2,500+ clients
-    40+ locations in 20 countries; mainly the US, UK and Europe

CGI  Profile

Higher Value Added Services

[PIE CHARTS]

[CONTRACT TYPE

 62% - Management of IT & business functions (outsourcing)
 15% - Consulting (per diem)
 23% - Systems integration]

[PRACTICES

 75% - Systems planning, architecture, development & maintenance
 25% - IT infrastructure & networks]

CGI Profile

Higher Value Added IT Services

     "Many new e-business consultants do not have the 'heavy lifting skills' to handle complex development and integration of infrastructure applications and data across multiple sites in a global corporation... A more established services provider such as the Big 5 and CGI, with the requisite 'heavy lifting skills' will provide the more complex services..."
- Gartner

IMRglobal Profile

-    Premier provider of Tier 2 and 3 IT solutions
-    34 business units in 7 countries
-    Remote, low cost IT delivery capability in Bangalore and Mumbai, India
-    Fiscal 2000 revenue: US$256.2 million
-    2,750 IT professionals

Merger Synergies

-   Revenue Enhancement
    - Global cross-selling opportunities maximized by limited client overlap in vertical markets
    - Leverage critical mass and existing infrastructure for full IT outsourcing in the US
    -    Broader service & solution offerings
-   Margin Expansion
    -    Low cost remote delivery capability
    -    Cost efficiencies

Vertical Market Expertise

Increased Depth and Breadth Post Merger

[PIE CHART]

[31% - Financial Services
 12% - Healthcare & Government
 36% - Telecom
 21% - Manufacturing-Retail-Distribution]

Broad Client Base

Telecommunications

     [LOGO] [CGI]       [LOGO]  [IMRglobal]

Sprint PCS
Videotron
AT&T Local
Nortel
Cable & Wireless
GTE
Hong Kong Tel
Telebras
Bell Canada

Broad Client Base

Financial Services

     [LOGO] [CGI]             [LOGO]  [IMRglobal]

Desjardins & credit unions    John Hancock
Interac Association           Peracon (BVNE)
Fidelity Investments          Pearl Assurance
RBC Dominion Securities       CGU
H&R Block                     Sakura Securities
ALLIANZ                       Dresdner Kleinworth Benson
Canada Life Casualty          AXA
The Cooperators               Barclays Retail Financial Services
AXA                           American Express
Sun Life                      Prudential
Premier Insurance

Broad Client Base

Manufacturing-Distribution-Retail

     [LOGO] [CGI]       [LOGO]  [IMRglobal]

Alcan                    Michelin
Stelco                   Blockbuster Entertainment
Molson Breweries         Target (Dayton Hudson)
Air Canada               Saur
Canadian Tire            Fingerhut
Compaq                   Arrow Electronics
Cargill                  Dow Corning
Nestle                   Goodyear Tires
BF Goodrich              Winn Dixie
                         Renault

Broad Client Base

Healthcare & Government

     [LOGO] [CGI]                  [LOGO]  [IMRglobal]

State of New York                  Medical Mutual of Ohio
Canadian Federal Departments       Housing & Urban Development
Province of Quebec                 American Medical Association
Province of Ontario                Blue Cross Blue Shield
Province of New Brunswick          Kaiser Permanente
Province of Alberta                Foundation Health Systems
                                   State of Washington
                                   McKesson HBOC (HIPAA)
                                   Pinnacle Health Hospitals
                                   Regence
                                   State of Georgia
                                   Medlink Technologies
                                   BJC Health System
                                   York Health System

Cross Selling Opportunities in Key Verticals

-    Financial Services
     -    CGI a leader in  banking,  insurance  and credit  union  sectors
     -    CGI developed GIOS Web-enabled insurance solution with Allianz
     -    IMRglobal a strong player in banking, insurance, capital markets
     - Drivers include: full suite of solutions; competitive imperative of eCRM; blurring of sector boundaries/M&A; globalization; new products and service channels; time to market

Cross Selling Opportunities in Key Verticals

-   Healthcare
    -    IMRglobal's fastest growing vertical
    -    IMRglobal well positioned in the US
    -    $1.2 trillion market - 14% of GDP
    -    Projected to grow at CAGR of 16.5%
    - Key drivers: government regulation; technology modernization; pressure to reduce costs and increase quality of patient care
    -    HIPAA Compliances
    -    HUD Opportunities

Cross Selling Opportunities in Key Verticals

-    Manufacturing-Distribution-Retail and other
     -    Competitive pressures favour outsourcing
     -    Consolidation & deregulation (for utilities)
     -    Strong supply chain management expertise
     -    Erosion of margins

                  Highly Competitive & Reliable Delivery Model
                           --------------------------
                              Full IT Outsourcing

Offshore IT Delivery Capabilities

Lower Cost Contributes to Margin Expansion

-    Locations in Bangalore and Mumbai, India
-    ISO 9001 & CMM Level 4 certified quality
-    Well educated IT professionals
-    Support clients in the US, Europe
-    Virtual work day

Leverage Critical Mass and Infrastructure

For Full IT Sourcing

-    CGI has three modern data centres
     -    Montreal,  Toronto, Regina
     -    ISO 9001  certified  management  framework
-    End to end IT services
-    CDN$ exchange rate a cost advantage

Revenue enhancement & margin expansion

Complete Set of Solutions
FOR EACH VERTICAL MARKET

[PIC]

-    Business technology consulting
-    Single window offering
-    Recurring revenue
-    Higher value-added
-    Higher margins

Integration Capabilities - CGI

- Management of acquisitions/mergers and large outsourcing contracts a core competency
     -    Close to 30 acquisitions in recent years
     -    ISO 9001 methodology for integrating acquired operations
-    Preferred employer
     -    Emphasis  on  career  development;   competitive   performance  driven
          remuneration
     -    Half the average turnover rate for the industry
     -    Retention important in knowledge industry

Financial Impact

-    Neutral to slightly accretive to cash EPS, fully diluted
- Maintain strong balance sheet with increased cash position, low debt to equity ratio
- Synergies to result from cost savings and margin expansion. Additional synergy potential realized through large contracts and cross selling

Financial Summary - CGI
REVIEW

                                  CGI                             IMRglobal
                   ---------------------------------        --------------------
('000 dollars)                              CAGR
                          2000           (1995-2000)          2000         CAGR
                   ------------------    -----------        -------      -------
                     CDN$       US$                            US$
                   --------  --------                       -------
Revenue           1,436,008  957,339        71.5%            256,17         62%
EBITDA              171,697  114,465        96.5%            26,592         46%
Earnings             73,542   49,028       124.3%            17,279*        55%
 before
 amortization of
 goodwill
Net earnings         55,666   37,111       120.9%
Working capital     164,624  109,749        80.8%            43,552         79%
D/E                  0.04:1   0.04:1         n.a.            0.14:1         n.a.

*  IMRglobal's EBITDA is before one time charges

Financial Outlook - CGI

CGI on Stand-Alone Basis

-   January 2001 guidance for fiscal 2001 (based on transactions announced YTD)
    -    Revenue of US$980 million-1.0 billion (CDN$1.5-1.6 billion)
    -    Gradually improving profit margin
- Factoring in transactions announced since January 31: expect annualized revenue run rate in the July-September 2001 quarter to be US$1.3 billion (CDN$2 billion)

Financial Outlook - IMRglobal

IMRGlobal on Stand-Alone Basis

-    February 2001 guidance for fiscal 2001(US $):
     -    Approx. revenue of $60 million in Q1, $70 million in Q2
     -    Pro forma cash EPS of 4-6 cents in Q1, 9-11 cents in Q2
     -    Fiscal 2001 revenue of approx $285-$325 million

Business Strengthening - CGI

-    Recent contracts
     -    CDN$1 billion+ 10-year IT partnership with Desjardins
-    Calendar 2001
     -    CDN$119 million+ 7-year outsourcing with Sun Life, UK
     -    CDN$25 million 5-year with Alberta Ministry of Health
     -    10-year agreement with Interac Association
     -    Multi-million (pound) contract with Allianz for GIOS
     -    CDN$22 million contract with Nordic insurer If for GIOS

Business  Strengthening - CGI

Acquisitions - Since August 2000
     APG
     C.U. Processing
     RSI
     CDL
     Star Data Systems

Equity Positions - Since August 2000
     AGTI
     CIA

Business Strengthening - IMRglobal

-    Recent announcements (US$)
     -    $15  million   application   maintenance  project  with  John  Hancock
          Financial Services
     -    Delivered   `impaired  risk  extranet'  for  Scor,   France's  leading
          reinsurance  company
     -    $10 million  contract  with Arrow  Electronics
     -    More than $10 million contract with AXA France
     -    $4.5 million contract with CMA-CGM
     -    $4.9  million  contract  with  Finaref

Growth Strategy

[CHART]

[Four Pillars of Growth]

 [ o  Organic
   o  Outsourcing
   o  Business Unit Acquisitions
   o  Large Acquisitions]

Transaction Highlights

-   1.5974 CGI Class A  Subordinate  Shares for each share of IMRglobal  Common
    Stock
- Equivalent to US$9.50; 44.8% premium at Feb. 16 market close; 1.7 times LTM revenue
-   Requires regulatory and IMRglobal shareholder approval (51%)
-   Unanimously approved by IMRglobal board

Transaction Highlights

- Satish Sanan, IMRglobal CEO, will vote his 27.6% interest in favor of the merger
- CGI majority shareholders Serge Godin, CEO, and Andre Imbeau, EVP & CFO, will exercise their pre-emptive rights to maintain their Class B (multiple voting) share interest
- BCE will not exercise its pre-emptive rights regarding Class A subordinate CGI shares, and will decide prior to the closing regarding its Class B (multiple voting) share interest
-   Equity interest post merger: CGI shareholders, 80.7%; IMRglobal, 19.3%.
-   Voting interest post merger: CGI, 90.7%; IMRglobal, 9.3%.

Outlook

- Critical mass to become a significant player in large IT outsourcing market in the US
-   Global reach and cross selling opportunities
- Increased vertical market expertise, notably in financial services and healthcare in US
-   High quality, low cost remote delivery model

Increased Revenue and Margin Potential

Investor Information

Investors are urged to read the relevant documents that will be filed with the US Securities & Exchange Commission (SEC) by CGI Group Inc. and IMRglobal, Corp. in connection with the merger because they will contain important information, including the identities of the participants in any solicitation of proxies or consents from IMRglobal, Corp. shareholders and a description of such participants' interests in any such solicitation. You will be able to obtain a free copy of the documents filed with the SEC by CGI Group Inc. and IMRglobal, Corp. at the SEC's website, www.sec.gov. CGI Group Inc. and IMRglobal, Corp. investors will also be able to obtain a free copy of the relevant documents by contacting:


CGI
Investor Enquiries
Ronald White
Director, investor relations
(514) 841-3230

Media Enquiries
Eileen Murphy
Director, media relations
(514) 841-3430

IMRglobal
Investor Relations Department
(727) 467-8163

Proxy Statement Information

In connection with the proposed merger, IMRglobal will be filing a proxy statement with the SEC. Security holders of IMRglobal and investors are urged to read the proxy statement when it becomes available because it contains important information regarding the proposed merger. Investors and shareholders may obtain a free copy of the proxy statement when it becomes available and other documents filed by IMRglobal and furnished by CGI with the SEC in connection with the merger at the SEC's website at www.sec.gov. Shareholders of IMRglobal and investors may also obtain for free a copy of the proxy statement and other documents filed with the SEC by IMRglobal in connection with the proposed merger by contacting the IMRglobal investor relations department at (727) 467-8163.
Shareholders of IMRglobal and investors may also obtain for free documents furnished to the SEC by CGI in connection with the merger by contacting the CGI investor relations department at (514) 841-3230.

Information Concerning Participants

IMRglobal and its directors and executive officers may be deemed to be participants in the solicitation of proxies from security holders of IMRglobal in favor of the merger. The directors and executive officers of IMRglobal include the following: Satish K. Sanan; Jeffery S. Slowgrove; Vicent Addonisio; Philip Shipperlee; Charles C. Luthin; and Michael Dean. If you are interested in obtaining information on the beneficial interests of IMRglobal's directors and executive officers in IMRglobal common stock, we encourage you to obtain, free of charge, the proxy statement for IMRglobal's 2000 Annual Meeting of Shareholders filed with the SEC on April 27, 2000. This document is available on the Internet at the SEC's website at www.sec.gov or from IMRglobal by contacting the IMRglobal investor relations department at (727) 467-8163.